Via EDGAR

September 17, 2009

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, DC 20549

Attention:             Larry Spirgel, Assistant Director

Ajay Koduri, Attorney-Advisor

RE:         DTS, Inc.

Form 10-K for the fiscal year ended December 31, 2008

Filed March 6, 2009

File No. 000-50335

Dear Mr. Spirgel

This letter is being sent to you in response to comments received from the Staff of the Securities and Exchange Commission (the “Staff”) by letter dated September 4, 2009 with respect to DTS, Inc’s. (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2008.  For your convenience, we have repeated each of the Staff’s comments in bold/italic font and set forth our response immediately after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1.  Business, page 1

Customers, page 12

1.                                      Pursuant to Item 101(c)(1)(vii) of Regulation S-K, in future filings, please disclose the name of the customer, whom you mention in the first paragraph on page 12, who accounted for 19% of your revenues.

In response to the Staff’s comment and pursuant to Item 101(c)(1)(vii), the Company will disclose the name of any customer that represents 10% or more of its net sales and the loss of which would have a material adverse effect on the registrant and its subsidiaries taken as a whole, in future filings.

Item 1A.  Risk Factors, page 16

We may experience fluctuations in our operating results, page 24

2.                                      We note on page 24 that you have disclosed a risk factor that discusses the moderate seasonality of your business.  Pursuant to Item 101(c)(1)(v), in future filings, please include a discussion of the seasonality of your business under Item 1.

In response to the Staff’s comment and pursuant to Item 101(c)(1)(v), the Company will include a discussion of the seasonality of its business under Item 1 in future filings to the extent the Company’s business continues to experience seasonality.

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 22

3.                                      We note, in the last paragraph on page 22, that you used the Radford Executive Survey for benchmarking purposes but did not disclose the companies that were part of the Radford Survey as you did for your Compensation Peer Group.  In future filings, please disclose the companies that are part of any survey used in benchmarking any elements of compensation.  If the constituent companies are too numerous to be included in the body of your Compensation Discussion and Analysis, then you may list such companies in an appendix to your filing.  See Item 402(b)(2)(xiv).

In response to the Staff’s comment and pursuant to Item 402(b)(2)(xiv), the Company will disclose any benchmarking of total compensation, or any material element of compensation, identifying the companies against which compensation was benchmarked in future filings.

Annual Performance-Based Cash Incentives, page 25

4.                                      In the third full paragraph on page 25, you mention that the CEO and other NEOs are evaluated based upon achieving certain individual performance objectives.  In future filings, please disclose all of the individual performance objectives that apply to all of your NEOs and describe how each NEO performed with respect to each objective.  See Item 402(b)(2)(vii).  Also, disclose how the achievement of your NEOs was evaluated.  We note that for 2008 the Compensation Committee’s “assessment of whether individual objectives have been achieved is subjective.”  However, when arriving at each NEOs individual performance multiplier, disclose whether the Committee used any criteria or factors, either subjective or objective, or other policies to evaluate the individual achievement of your NEOs.  See Item 402(b)(1)(v).

In response to the Staff’s comment and pursuant to Item 402(b)(2)(vii), the Company will disclose how specific forms of compensation are structured and implemented (including relevant individual performance objectives) to reflect the NEO’s individual performance and/or individual contribution to these items of the Company’s performance, describing the elements of individual performance and/or contribution that are taken into account, in future filings.  Also, pursuant to Item 402(b)(1)(v), the Company will disclose the criteria or factors used to determine the amount (and, where applicable, the formula) for each element to pay in future filings.

5.                                      In the third full paragraph on page 26, you state that each NEO had an individual performance modifier that ranged from 0 to 1.5.  In future filings, please disclose each NEOs actual performance modifier that was used to calculate his total cash payout.  See Item 402(b)(1)(v).

In response to the Staff’s comment and pursuant to Item 402(b)(1)(v), the Company will disclose individual performance modifiers used to calculate NEO bonus payments, where applicable, in future filings.

6.                                      Also, in the same paragraph, you disclose revenue and operating income performance targets and you state that operating income means “operating income from continuing operations.”  We note that the Threshold target for operating income was $13.2 million and you later state that you achieved between the Target and Maximum levels for your operating income which is between $14.7 million and $16.2 million.  We also note that the Consolidated Statement of Operations states that the income from operations is $14.2 million, the income from continuing operations before income taxes is $16.6 million, and net income is $11.3 million.  Please confirm which income line item aligns with the operating income performance target.  Also, in future filings, please make sure your performance targets match with their description in your financial statements.  If you use non-GAAP financial performance targets, please disclose how you calculated such targets.  See Instruction 5 to Item 402(b).

In response to the Staff’s comment, the Company confirms that the operating income performance target is aligned with “Income from operations,” and for the purposes of calculating the operating income performance target under the 2008 Cash Incentive Plan, the Company excluded “In-process research and development.”  Pursuant to Instruction 5 to Item 402(b), the Company will disclose how applicable non-GAAP financial measures, if any, are calculated in future filings.

7.                                      In the third full paragraph on page 27, you disclose that the company performed between the Threshold and Target levels for the revenue performance target and between Target and Maximum levels for the operating income performance target.  In future filings, please disclose the actual dollar amount achieved by our company under your performance targets.

In response to the Staff’s comment, the Company will disclose the actual dollar amount achieved under its performance targets, where applicable, in future filings.

8.                                      We note that you disclose the actual dollar amount of the targeted cash payouts under the 2008 Cash Incentive Plan in the Grants of Plan-Based Awards Table.  You also state in the third full paragraph on page 26 that these payouts range from 45% to 50% of a NEOs salary.  For ease of reference, please consider either disclosing the dollar amounts in the text on page 26 or referring the reader to the Grants of Plan-Based Awards Table.

In response to the Staff’s comment, the Company will either refer the reader to the Grants of Plan-Based Awards Table or disclose dollar amounts in adjacent text in future filings.

9.                                      Similarly, we note your illustration of how each cash award under the 2008 Cash Incentive Plan is calculated on the bottom page 26.  To help investors readily understand how you calculated the cash awards, please consider showing, underneath your illustration, the actual calculations for each NEO.  That is, for each NEO, disclose the numbers that apply to all the boxes in your illustration.

In response to the Staff’s comment, where an illustration of how cash awards are calculated is included in a filing the Company will disclose the actual calculations for each NEO, as it applies to all of the items in the illustration, in future filings.

Long-Term Equity Incentives, page 27

10.                               In the fourth full paragraph on page 28, you state that the CEO recommends the size of an option award and a restricted stock awards that is granted to the other NEOs based upon an assessment of a NEO’s performance, a NEO’s Targeted Range, the amount of other forms and amounts of other compensation, the dilutive effects of equity grants, and certain other market data (and that same process is performed by your Chairman of the Board for your CEO).  In future filings, please discuss in more detail the CEO’s assessment of a NEO’s performance (or Chairman’s assessment of the CEO’s performance) and provide more robust disclosure of how the Compensation Committee evaluates all of the above-mentioned factors to determine the size of an equity award.  See Item 402(b)(2)(vii).

In future filings, where applicable, the Company will provide more detail about the CEO’s assessment of a NEO’s performance (or Chairman’s assessment of the CEO’s performance) and provide more detail about how the Compensation Committee evaluated applicable factors to determine the size of an award.

Item 13.  Certain Relationships and Related Transactions, and Director Independence, page 41

11.                               On page 41, you disclose that your audit committee must review and approve all related party transactions pursuant to its charter.  We note that your audit committee charter doe not address any of the policies and procedures stated under Item 404(b)(1).  For instance, the charter does not discuss the types of transactions covered by your review and approval process, the standards that are applied in that process, and how the process is evidenced.  Please explain your compliance with Item 404(b)(1) and whether you will comply with its requirements in future filings.

The Company currently complies with Item 404(b)(1) in its review, approval and ratification of Related Person Transactions as set forth below.

Directors and officers are expected to promptly notify the General Counsel or the Chair of the Audit Committee of any potential or existing Material Relationships of which they are aware.  The term “Material Relationship” refers to any transaction, arrangement, or relationship, or any series of similar transactions, arrangements or relationships, in which the Company or any of its subsidiaries was, is, or will be a participant, in which the amount involved exceeds $120,000, and in which any of the following persons had, has, or will have a direct or indirect material interest:

1)              Any person who has been a director or executive officer of the Company, or a Board nominee, at any time since the beginning of the Company’s last fiscal year;

2)              Any person who is the beneficial owner of more than 5% of the Company’s voting securities; and

3)              Any child; stepchild; parent; stepparent; spouse; sibling; mother-, father-, sister-, brother-, son- or daughter-in-law of; and any person (other than a tenant or employee) sharing a household with; any person covered in Item 1 or 2 (“Immediate Family Members”).

The material terms of such transaction are presented to the Audit Committee.  The Committee considers all relevant factors regarding the transaction including, but not limited to, any Related Person’s relationship to the Company and interest in the transaction, the material facts of the proposed Related Person Transaction, including the aggregate value of the transaction, the role of Company employees in arranging the transaction, the impact on the independence of any director, the potential costs and benefits to the Company, if applicable, the availability of other sources of comparable products or services, and an assessment of whether the proposed Related Person Transaction is competitively bid, or otherwise on terms that are fair to the Company and comparable to those that could be obtained in an arms-length negotiation with an unrelated third party.  No member of the Committee participates in any review, consideration or approval of any Related Person Transaction in which such member has any interest.  The Committee approves only those Related Person Transactions which it determines in good faith to be in, or not inconsistent with, the best interests of the Company and its stockholders.

In the event that the Company’s Chief Executive Officer, Chief Financial Officer or General Counsel or any director becomes aware of a Related Person Transaction that has not previously been approved or ratified by the Audit Committee:

•                  If the transaction is pending or ongoing, it will be submitted to the Committee promptly, and the Committee considers all the relevant factors regarding the Related Person Transaction as described above.  Based on the review, the Committee evaluates all options relating to such Related Person Transaction, including ratification, amendment or termination of such transaction.

•                  If the transaction is completed, the Committee evaluates the transaction, based on the relevant factors as set forth above and shall determine if rescission of the transaction or any disciplinary action is appropriate.

In any case in which the Committee learns of a Related Person Transaction that has not been previously approved or ratified by the Audit Committee, and which is ongoing or completed, the Committee requests that the Chief Financial Officer and General Counsel evaluate the Company’s controls and procedures to ascertain the reason that the transaction was not submitted to the Audit Committee for prior approval and whether any changes in such controls and procedures are recommended.

In addition, we plan to comply with the requirements of Item 404(b)(1) in all future filings.

Company Representations:

As requested by the Staff, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions to me or to Blake Welcher, Executive Vice President and General Counsel.  We can be reached at (818) 827-2200.

Sincerely,

/s/ Melvin Flanigan
Melvin Flanigan
Executive Vice President and Chief Financial Officer

cc:                               Michael Kagnoff, Partner, DLA Piper LLP

Donald Williams, Partner, Grant Thornton LLP